17 March 2005

DANISCO EXTENDS EXPIRATION DATE
FOR TENDER OFFER FOR GENENCOR

DH Subsidiary Inc., a wholly-owned indirect subsidiary of Danisco A/S, today announced that it has extended the expiration date of its tender offer for all of the shares of common stock of Genencor International, Inc. (Nasdaq: GCOR) to Wednesday 23 March 2005 at 5:00 p.m. New York City time. The offer previously was to expire on Wedenesday 16 March 2005 at 5:00 p.m. New York City time.

Danisco and its subsidiaries currently own approximately 41.6% of the outstanding shares of common stock of Genencor and have a contingent agreement with Eastman Chemical Company to buy its approximately 41.6% holding of Genencor common stock at USD15 per share. Danisco, through DH Subsidiary, is offering to purchase the balance of the outstanding shares of common stock of Genencor at USD19.25 per share in cash, subject to the terms and conditions set out in its Offer to Purchase dated 15 February 2005, the Supplement thereto dated 9 March 2005, and the related letter of transmittal.

Danisco has extended the expiration date of the tender offer to provide competition regulators in Germany additional time to review these transactions.

Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the tender offer, that as of the close of business on March 16, 2005, approximately 8,354,148 shares of Genencor common stock had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 532,148 shares. Excluding shares held by Danisco and its affiliates, shares held by Eastman and its affiliates, and shares held by officers and directors of Genencor and their respective affiliates, the tendered shares and noticed shares represent approximately 87.7% of the outstanding shares. Together with the shares that Danisco already owns and the shares that Danisco will acquire from Eastman under their agreement, the tendered shares and noticed shares represent approximately 97.9% of the total outstanding shares.

As a consequence of the extension of the expiration date, holders of shares may tender or withdraw shares until 23 March 2005 at 5:00 p.m. unless the offer is further extended.

Yours Faithfully

Alf Duch-Pedersen
CEO

Danisco has filed a Tender Offer Statement on Schedule TO/13E-3 with the Securities and Exchange Commission which, as amended to date, contains the Offer to Purchase, the Supplement, the form of letter of transmittal and other documents relating to the transaction. Genencor has filed a Transaction Statement on Schedule 13E-3 and a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the transaction. These documents, as amended from time to time, contain important information about the transaction, and stockholders of Genencor are urged to read them carefully. You may access these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov.

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com

Media Relations tel.: +45 3266 2913, info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 9,000 people in some 40 countries and reported net sales of DKK 16.4 billion in 2003/04. Danisco´s broad product portfolio includes emulsifiers, stabilisers, cultures, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.